Exhibit 99.23

1+1 Sante Canada Health Canada LICENCE DE PRODUCTEUR AUTORISE PRODUCER'S LICENCE Pursuant to section 35 of the Access to cannabis for Medical Purposes Regulations this licence Is Issued to: Conformement a !'article 35 du Rf)glemenl sur racces au cannabis a des fins medlcafes,Ia presente Ucence est dellvree a: a titre de producteur autorise a rinstallation indlquee cl-haut,pour Ia condulte des operations suivantes pour les substances controlees sulvantes. as a licensed producer at the site Indicated above, for the conduct of the following activities for the follov.ing controlled substances. Maximum quantity of cannabis,expressed as the net weight In kilograms (kg},to be produced during the period from February 28, 2017 to February 28, 2018: Quantlte maxlmale de cannabis,exprimee en polds net en kllogrammes (kg}, a etre produlte pendant Ia pitriode du 28 fitvrler 2017 au 28 tevrier 2018:· Quantile Maxlmale en Kllogramme (kg) Quantlte maxlmale de cannabis,exprlmee en poids net ou unite, a itre produlte,vendue, ou foumle pendant Ia periode du 28 fevrier 2017 au 28 fevrler 2018: Maximum quantity of cannabis,expressed as the net weight or unit,to be sold or provided during the period from February 28, 2017 to February 28, 2018: parties enumeries sous les paragraphes du RACFM Building 1I Batlment 1 Areas where cannabis Is present I Zones de !'Installation ou du cannabis est present: Mother/Clone Room,Flowering Room,Trfm/Ory Room, Packaging/Shipping Room,VAU 1 Storage Area I Alre de Slackage:Level 7 Vault 5 . o.S! Cl) l/) Ill 0 .5!= ;:::1 .s s !.'!! 1/)CI) oc 1-Director,Operations,Office of Medical Cannabis,CLRB,for and on behalf of the Mni ister of Health Dlrecteur, Operations,Bureau de cannabis medical DGLRC,pour et de Ia part du Mlnlstre de Ia Sante Canada Substances/Substances Actlvltles/Actlvltes a -u u -;o:::1e"0 £o. ._ c ::J C..D. 0 0 0 ::J CD m CD= -Ill·>-c E;:::1 cnem o a.. > u.. -c c --1/) CII CD Q) 1/) 1/) 1/) 1/) 0 0. -c C)O .5 Q,'Cil .2-a. .s= x cnw c 8 t:: O. 01/) a.C 1/) I!! Cl-1!!--c g CD. Qj .2: C....J - no CD Q) DRIED MARIHUANA I MARIHUANA SECHEE 181 181 181 181 181 181' 181 MARIHUANA SEEDS I GRAINES DE MARIHUANA 181 0 181 0 0 0 181 MARIHUANA PLANTS/ PLANTS DE MARIHUANA 181 0 181 0 0 0 181 Substances Actlvity/Activite Maximum quantity to be sold or provided to parties listed In each subsection of the ACMPR below Quantile maxlmale a itre vendue ou foumle aux cl-dessous s.22(2) s.22(4) s. 22(5) DRIED MARIHUANA I MARIHUANA SECHEE (KG) 181 Sale or ProvisionI Vente ou Foumlture 60 40 I';Jf Substances Actlvlty/Activlte Maximum Quantity In Kilogram (kg) I DRIED MARIHUANA I MARIHUANA SECHEE 181 Production I Production 100 IN THE ZONE PRODUCE LTO. 1897 Otter Lake Cross Road Armstrong, BC, VOE 1B6, CANADA Region Ill Licence No.-N° de licence 1O-MM0027/2017

1+1 HealthSante CanadaCanada .. given s autres de n the Dry ditchets exlgences de completed substances 22(4) du /'ait soumis a Sante Canada au minimum de dix jours ouvrables a /'avance de chaque expedition prevue. autorise substances autorisees sous cette licence aux distributeurs autorises pour des fins autres que pour essais. Producers Date d'entree en vlgueur de Ia licence: Le 28 f(lvtfer 2017 La presente licence expire le 28 fevrler 2018 EtrecUve date of the licence: February 28, 2017 This licence expires on February 28,2018 Director, Operations,Office of Medical Cannabis,CLRB,for and on behalf of the Minister of Health Dlrecteur,Operations,Bureau de cannabis medical, DGLRC, pour et de Ia part du Mlnistre de Ia Sante Canada Conditions and Remarks I Conditions et Commentaires : This licence is restricted,in addition to all other applicable conditions,in that the substances inventory cannot exceed at any time a maximum storage capacity value of $6, 250,000 for the security level7 vault./ Cette licence est restreinte...en plus de conditions qui s'appliquent, du fait que l'inventaire des substances ne peut depasser (en tout temps) une valeur maximale capacite de stockage de 6 250 000 $pour Ia voate de niveau de securite 7. Cannabis waste must be stored in the security level7 vault. Cannabis waste destruction must be conducted outside and/or i Room of IN THE ZONE PRODUCE LTD.'s site, and in accordance with the requirements of section 30 of the ACMPR.I Les de cannabis doivent titre entreposes dans Ia voOte de niveade securite 7. La destruction des dechets de cannabis doit avo l'exteneur eVou dans fa dans Ia salle « Dry Room » du site de IN THE ZONE PRODUCE LTD., en conformite avec fes /'article 30 du RACFM. This licenced producer may transfer or receive bulk shipments of substances authorized for sale under this licence to/from ot licenced producers of marihuana for medicalpurposes,provided that the bulk product has not already been packaged into im containers for provision or sale under subsection 22(4) of the ACMPR,and on the condition that the licenced producer has the Ucenced Producer Bulk Transfer Transaction Form, and providedit to Health Canada at a minimum of ten business day advance of each planned shipment. I Ce producteur autorise peut transferer ou recevoir des expeditions en vrac de autorisees a fa vente sous cette licence, a/de Ia part de, d'autres producteurs autorises de cannabis a des fins medica/as, a que le produit en vrac n'a pas deja ete emballe dans le contenant immedlat pour Ia vente ou foumiture sous /e paragraphe RACFM, et a condition que le producteur autorise ait complete Je formulaire de transaction en vrac entre producteurs autoris This licensed producer must notify Health Canada, at a minimum of 10 business days in advance,of each planned shipment sales or provisions of substances listed on this licence to licensed dealers for purposes other than testing.ICe producteur doit aviser Sante Canada, au mains de dix jours ouvrables a l'avance, de chaque expedition et de toutes fes ventes au foum Please note that the monthly report must be prepared in accordance with the guidance document entitled Ucensed Reporting Requirements, and submitted on or before the 15111 of every month for the previous month/ Veulllez noter que le ra mensuel doit etre prepare conforrnement au document d'orientation intitule Exigences en matiere de production de rapports producteurs autorises,et doit etre presente au plus lard Je 15 de chaque mois pour le mois pr6cedent. ir lieu a her mediate s in condition es, et for all itures de pport des